Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP REPORTS FISCAL YEAR 2023 FIRST QUARTER RESULTS

Highlights

•	Revenues at $1,809.3 million which are similar to those of last year’s first quarter;
•	Revenues from Year-Round products up $11.9 million at $934.4 million compared to last year’s first quarter, a record high for a first quarter;
•	Market share gains in SSV and ATV in North American Powersports despite limited product availability;
•	Normalized diluted EPS [1][2] of $1.66, a decrease of $0.87 per share, while diluted EPS of $1.46, a decrease of $1.33 per share compared to the same period last year;
•	Normalized EBITDA [1] of $272.1 million, a decrease of $106.9 million or 28.2% compared to the same period last year;
•	Reaffirming full year-end guidance for revenues and Normalized EBITDA [1] and adjusting Normalized EPS – diluted [1] upward by $0.25, now ranging from $11.00 to $11.35.

Recent events:

•

On March 25, 2022, the Company announced its return to the motorcycle industry with the launch of a family of electric 2-wheel motorcycles. The first models of the complete lineup are expected to be available in mid-2024;

•

On April 11, 2022, the Company announced its commitment to take corporate social responsibility (CSR) even further with the launch of its new CSR25 program. It includes more ambitious environmental targets than ever before, aiming to become the industry leader in corporate citizenship;

•

On May 11, 2022, the Company announced that it has repurchased for cancellation 2,427,184 subordinate voting shares following the completion of its Substantial Issuer Bid for a total consideration of $250.0 million.

Valcourt, Quebec, June 3, 2022 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) today reported its financial results for the three-month period ended April 30, 2022. All financial information is in Canadian dollars unless otherwise noted. The complete financial results are available on SEDAR and EDGAR as well as in the section Quarterly Reports of BRP’s website.

“Our first-quarter results once again demonstrate BRP’s ability to operate efficiently in a challenging environment. Demand for our products remains robust and our focus on operational execution has allowed us to extend our market leadership further,” said José Boisjoli, President and CEO.

“Given our team’s capacity to progress on our strategic priorities and our agility in managing through a tighter supply chain environment, we remain confident in delivering another strong year in FY23 with expected revenue growth of 24% to 29% and Normalized EPS growth of 11% to 14%”, concluded Mr. Boisjoli.

[1]See “Non-IFRS Measures” section of this press release [2]Earnings per share is defined as “EPS”

Financial Highlights

(in millions of Canadian dollars, except per share data and margin)	Three-month periods ended
	April 30, 2022	April 30, 2021

Revenues	$1,809.3	$1,808.6
Gross Profit	454.4	542.0
Gross Profit margin (%)	25.1%	30.0%
Operating income	199.6	316.5
Normalized EBITDA [3]	272.1	379.0
Net income	121.0	244.4
Normalized net income [3]	137.1	222.0
Earnings per share - diluted	1.46	2.79
Normalized earnings per share – diluted [3]	1.66	2.53
Weighted average number of shares – basic	81,075,819	84,967,050
Weighted average number of shares – diluted	82,701,016	87,606,457

FISCAL YEAR 2023 UPDATED GUIDANCE & OUTLOOK

The FY23 guidance has been updated as follows:

Financial Metric	FY22	FY23 Guidance[5] vs FY22

Revenues		(vs. Previous Guidance)

Year-Round Products	$3,467.5	Up 30% to 35%

Seasonal Products	2,524.1	Up 22% to 27%

Powersports PA&A and OEM Engines	1,143.5	Up 17% to 22%

Marine	512.8	Up 12% to 17%

Total Company Revenues	7,647.9	Up 24% to 29%

Normalized EBITDA[3]	1,462.1	Up 12% to 15%

Effective Tax Rate[3][4]	25.4%	26.0% to 26.5%

Normalized Earnings per Share – Diluted[3]	$9.92	Up 11% to 14% ($11.00 to $11.35) (previously $10.75 to $11.10)

Net income	794.6	~$885M to $910M

Other assumptions for FY23 Guidance

• Depreciation Expenses:	~$335M (previously ~$350M)
• Net Financing Costs Adjusted:	~$87M (previously ~$72M)
• Weighted average number of shares – diluted:	~81.5M shares (previously ~$83.5M)
• Capital Expenditures:	~$675M to $700M

FY23 Quarterly Outlook [5]

The Company reaffirms its initial guidance and continues to expect another solid year with a Normalized EBITDA[3] increase ranging from 12% to 15% compared to the previous year. However, the Company anticipates that its Normalized EBITDA[3] for the second quarter could be flat to down on a percentage basis in the low single digit compared to the second quarter of Fiscal 2022 due to supply chain constraints which are expected to continue throughout the year. Still, the Company intends to take advantage of an increase in planned production capacity beginning in the second quarter to increase the pace of product deliveries.

[3] See “Non-IFRS Measures” section of this press release [4] Effective tax rate based on Normalized Earnings before Normalized Income Tax. [5] Please refer to the “Caution Concerning Forward-Looking Statements” and “Key assumptions” sections of this press release for a summary of important risk factors that could affect the above guidance and of the assumptions underlying this Fiscal Year 2023 guidance.

FIRST QUARTER RESULTS

The Company experienced a continuing level of supply chain related disruptions and inefficiencies in an increasingly inflationary environment when compared to the first quarter of Fiscal 2022 and the fourth quarter of Fiscal 2022. As a result, this limited the Company’s ability to satisfy consumer demand and replenish dealer inventories and in turn further limited product availability in the network compared to optimal seasonal levels. Such supply chain related disruptions, which are expected to last throughout Fiscal 2023, also resulted in an increased level of substantially completed units awaiting missing components.

Despite these challenges, the Company optimized the shipment of missing components to its dealer network which resulted in a high conversion rate of substantially completed units available for retail and revised its production schedule based on seasonality and availability of components. The Company implemented strategic pricing initiatives aimed at reducing inflationary pressures, which mitigated the impact on the Company’s profitability. The slightly higher revenues achieved for the first quarter of Fiscal 2023 compared to the first quarter of Fiscal 2022 were further supported by strong SSV retail, demonstrating sustained consumer interest.

Revenues

Revenues remained flat at $1,809.3 million for the three-month period ended April 30, 2022, compared to the $1,808.6 million for the corresponding period ended April 30, 2021. These results were primarily due to favourable pricing across all product lines, mostly offset by unfavourable mix in Year-Round Products and lower volume in Seasonal Products due to supply chain disruptions. The increase was partially offset by an unfavourable foreign exchange rate variation of $27 million.

•

Year-Round Products [6] (52% of Q1-23 revenues): Revenues from Year-Round Products increased by $11.9 million, or 1.3%, to $934.4 million for the three-month period ended April 30, 2022, compared to the $922.5 million for the corresponding period ended April 30, 2021. The increase was primarily attributable to a higher volume of SSV sold and by favourable pricing across all product lines. The increase was partially offset by lower volume of 3WV sold due to supply chain disruptions, as well as an unfavourable foreign exchange rate variation of $10 million.

•

Seasonal Products [6] (22% of Q1-23 revenues): Revenues from Seasonal Products decreased by $54.7 million, or 11.8%, to $408.7 million for the three-month period ended April 30, 2022, compared to $463.4 million for the corresponding period ended April 30, 2021. The decrease resulted primarily from a lower volume of PWC sold due to supply chain disruptions. The decrease includes an unfavourable foreign exchange rate variation of $9 million. The decrease was partially offset by a higher volume of snowmobiles sold due to late shipments of model year 2022 units in the first quarter of Fiscal 2023 caused by supply chain disruptions, favorable pricing and lower sales programs in light of the strong retail environment.

•

Powersports PA&A and OEM Engines [6] (19% of Q1-23 revenues): Revenues from Powersports PA&A and OEM Engines increased by $42.8 million, or 14.2%, to $343.6 million for the three-month period ended April 30, 2022, compared to the $300.8 million for the corresponding period ended April 30, 2021. The increase was mainly attributable to a higher volume of recreational aircraft engines and PA&A sold, favourable pricing and lower sales programs due to the strong retail environment and increased usage of vehicles. The increase was partially offset by an unfavourable foreign exchange rate variation of $7 million.

•

Marine [6] (7% of Q1-23 revenues): Revenues from the Marine segment increased by $4.8 million, or 3.8%, to $132.2 million for the three-month period ended April 30, 2022, compared to $127.4 million for the corresponding period ended April 30, 2021. The increase was mainly due to a favourable product mix of units sold, as well as favourable pricing. The increase was partially offset by a lower volume of units and PA&A sold caused by supply chain disruptions.

[6] The inter-segment transactions are included in the analysis.

North American Retail Sales

The Company’s North American retail sales for powersports products decreased by 9% for the three-month period ended April 30, 2022 compared to the three-month period ended April 30, 2021. The decrease was mainly driven by limited product availability caused by supply chain disruptions.

•

Year-Round Products: retail sales decreased on a percentage basis in the low-teens range compared to the three-month period ended April 30, 2021. In comparison, the Year-Round Products industry recorded a decrease on a percentage basis in the mid-twenties range over the same period.

•

Seasonal Products: retail sales decreased on a percentage basis in the mid single-digits compared to the three-month period ended April 30, 2021. In comparison, the Seasonal Products industry recorded a decrease on a percentage basis in the low single-digits over the same period.

•	Marine: boat retail sales decreased by 47% compared to the three-month period ended April 30, 2021 also as a result of lower product availability caused by supply chain disruptions.

Gross profit

Gross profit decreased by $87.6 million, or 16.2%, to $454.4 million for the three-month period ended April 30, 2022, compared to $542.0 million for the corresponding period ended April 30, 2021. Gross profit margin percentage decreased by 490 basis points to 25.1% from 30.0% for the three-month period ended April 30, 2021. The decreases were the result of higher logistics, commodities and labour costs due to inefficiencies relating to supply chain disruptions, as well as an increase in warranty costs. The decreases were partially offset by favourable pricing combined with lower sales programs driven by the strong retail environment and limited product availability, and a favourable outcome on an inventory related insurance claim. The decreases include an unfavourable foreign exchange rate variation of $9 million.

Operating expenses

Operating expenses increased by $29.3 million, or 13.0%, to $254.8 million for the three-month period ended April 30, 2022, compared to $225.5 million for the three-month period ended April 30, 2021. This increase was mainly attributable to an increase in research & development (“R&D”) expense to support future growth. The increase is partially offset by a favourable foreign exchange rate variation of $2 million.

Normalized EBITDA [7]

Normalized EBITDA [7] decreased by $106.9 million, or 28.2%, to $272.1 million for the three-month period ended April 30, 2022, compared to $379.0 million for the three-month period ended April 30, 2021. The decrease was primarily due to lower gross profit due to supply chain disruptions and higher operating expenses, mostly in R&D.

Net Income

Net income decreased by $123.4 million to $121.0 million for the three-month period ended April 30, 2022, compared to the $244.4 million for the three-month period ended April 30, 2021. The decrease was primarily due to lower operating income, partially offset by a lower income tax expense, lower net financing costs and the unfavourable foreign exchange rate variation impact on the U.S. denominated long-term debt.

[7] See “Non-IFRS Measures” section of the press release.

LIQUIDITY AND CAPITAL RESOURCES

The Company used net cash flows from operating activities totalling $333.1 million for the three-month period ended April 30, 2022 compared to net cash flows generated of $164.9 million for the three-month period ended April 30, 2021. Concurrently, there was an increase in revolving facilities totaling $327.8 million.

The Company invested $108 million of its liquidity in capital expenditures in order to add production capacity and to modernize the Company’s software infrastructure to support future growth. The Company also returned $68.5 million to its shareholders through quarterly dividend payout and its Normal Course Issuer Bid announced in Fiscal 2022.

On February 16, 2022, the Company amended its Revolving Credit Facilities to increase total availability to $1,100.0 million and replace LIBOR references by SOFR references. The pricing grid and other conditions remained unchanged.

Dividend

On June 2, 2022, the Company’s Board of Directors declared a quarterly dividend of $0.16 per share for holders of its multiple voting shares and subordinate voting shares. The dividend will be paid on July 14, 2022 to shareholders of record at the close of business on June 30, 2022.

CONFERENCE CALL AND WEBCAST PRESENTATION

Today at 9 a.m. EDT, BRP Inc. will host a conference call and webcast to discuss its FY23 first quarter. The call will be hosted by José Boisjoli, President and CEO, and Sébastien Martel, CFO. To listen to the conference call by phone (event number 2279047), please dial 1 (888) 440-2167 (toll-free in North America). Click here for International numbers.

The Company’s first quarter FY23 webcast presentation is posted in the Quarterly Reports section of BRP’s website.

About BRP

We are a global leader in the world of powersports products, propulsion systems and boats built on 80 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Alumacraft and Quintrex boats, Manitou pontoons and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and apparel portfolio to fully enhance the riding experience. With annual sales of CA$7.6 billion from over 120 countries, our global workforce includes close to 20,000 driven, resourceful people.

www.brp.com

@BRPNews

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Alumacraft, Manitou, Quintrex, and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release, including, but not limited to, statements relating to our Fiscal Year 2023, including financial guidance and outlook and related assumptions of the Company (including revenues, Normalized EBITDA, Effective Tax Rate, Normalized earnings per share, net income, depreciation expense, net financing costs adjusted, weighted average of the number of shares diluted and capital expenditures), the Company’s ability to convert new entrants into life-long customers, statements relating to the anticipated additional production capacity, statements relating to the declaration and payment of dividends, statements about the Company’s current and future plans, and other statements about the Company’s prospects, expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals or achievements, priorities and strategies, financial position, market position, capabilities, competitive strengths, beliefs, the prospects and trends of the industries in which the Company operates, the expected growth in demand for products and services in the markets in which the Company competes, research and product development activities, including projected design, characteristics, capacity or performance of future products and their expected scheduled entry to market expected financial requirements and the availability of capital resources and liquidities or any other future events or developments and other statements that are not historical facts constitute forward-looking statements within the meaning of Canadian and United States securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements are presented for the purpose of assisting readers in understanding certain key elements of the Company’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Company’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements contained herein. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific, as further described below.

Many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” of its Annual Information Form dated March 24, 2022: the impact of adverse economic conditions such as those resulting from the ongoing coronavirus (known as COVID-19) health crisis (including on consumer spending, the Company’s operations and supply and distribution chains, the availability of credit and the Company’s workforce); any decline in social acceptability of the Company’s products; fluctuations in foreign currency exchange rates; high levels of indebtedness; any unavailability of additional capital; any supply problems, termination or interruption of supply arrangements or increases in the cost of materials; any loss of members of the Company’s management team or employees who possess specialized market knowledge and technical skills; unfavourable weather conditions and climate change more generally; any failure of information technology systems or security breach; the Company’s international sales and operations; seasonal sales fluctuations; any inability to comply with product safety, health, environmental and noise pollution laws; the Company’s large fixed cost base; any inability of dealers and distributors to secure adequate access to capital; the Company’s competition in product lines; the Company’s inability to successfully execute its growth strategy; any failure to maintain an effective system of internal control over financial reporting and to produce accurate and timely financial statements; any inability to maintain and enhance the Company’s reputation and brands; any significant product liability claim; any significant product repair and/or replacement due to product warranty claims or product recalls; the Company’s reliance on a network of independent dealers and distributors; the Company’s inability to successfully manage inventory levels; any intellectual property infringement and litigation; the Company’s inability to successfully execute its manufacturing strategy or to meet customer demand as a result of manufacturing capacity constraints; increased freight and shipping costs or disruptions in transportation and shipping infrastructure; any failure to comply with covenants in financing and other material agreements; any changes in tax laws and unanticipated tax liabilities; any impairment in the carrying value of goodwill and trademarks; any deterioration in relationships with employees; pension plan liabilities;

natural disasters; any failure to carry proper insurance coverage; volatility in the market price for the Subordinate Voting Shares; the Company’s conduct of business through subsidiaries; the significant influence of Beaudier Inc., 4338618 Canada Inc. and Bain Capital Integral Investors II, L.P.; and future sales of Subordinate Voting Shares by Beaudier Group, Bain Capital, directors, officers or senior management of the Company. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. Unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this press release, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

KEY ASSUMPTIONS

The Company made a number of economic, market and operational assumptions in preparing and making certain forward-looking statements contained in this press release, including the following: reasonable long-term industry growth ranging from slightly down to up high-single digits, that is based on the assumption that the supply chain disruptions do not worsen; market share that will remain constant or moderately increase; stable global and North American economic conditions and a limited impact from the military hostilities in Ukraine and the ongoing global health crisis; main currencies in which the Company operates will remain at near current levels; inflation is expected to remain elevated from strong demand, supply shortages and high energy prices, and is expected to gradually decline as central banks gradually increase interest rates; there will be no significant changes in tax laws or free trade arrangements or treaties applicable to the Company; the Company’s current margins will remain around current levels; the supply base will remain able to support product development and planned production rates on commercially acceptable terms in a timely manner; no new trade barriers will be imposed amongst jurisdictions in which the Company carries operations; the absence of unusually adverse weather conditions, especially in peak seasons. BRP cautions that its assumptions may not materialize and that current economic conditions may render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty.

NON-IFRS MEASURES

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. The Company uses non-IFRS measures including the following:

Non-IFRS measures	Definition	Reason for use
Normalized EBITDA	Net income before financing costs, financing income, income tax expense (recovery), depreciation expense and normalized elements

Assist management and investors in determining the financial performance of the Company’s operating activities on a consistent basis by excluding certain non-cash elements such as depreciation expense, impairment charge, foreign exchange gain or loss on the Company’s long-term debt denominated in U.S. dollars and foreign exchange gain or loss on certain of the Company’s lease liabilities.

Other elements, such as restructuring and wind-down costs, gain or loss on litigation and acquisition-related costs, may also be excluded from net income in the determination of Normalized EBITDA as they are considered not being reflective of the operational performance of the Company

Normalized net income	Net income adjusted of normalized elements and related tax effect	In addition to the financial performance of operating activities, these measures consider the impact of investing activities, financing activities and income taxes on the Company’s financial results
Normalized income tax expense	Income tax expense adjusted to reflect the tax effect on normalized elements and to normalize specific tax elements
Normalized effective tax rate	Based on Normalized net income before Normalized income tax expense
Normalized earnings per share – basic & diluted	Calculated respectively by dividing the Normalized net income by the weighted average number of shares – basic and the weighted average number of shares – diluted

The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses the aforementioned non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements and also as a component in the determination of the short-term incentive compensation for the Company’s employees. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies.

The Company refers the reader to the table below for the reconciliations of the non-IFRS measures presented by the Company to the most directly comparable IFRS measure.

Reconciliation Tables

The following tables present the reconciliation of Non-IFRS measures compared to respective IFRS measures:

	Three-month periods ended
(in millions of Canadian dollars)	April 30, 2022	April 30, 2021

Net income	$121.0	$244.4
Normalized elements
Foreign exchange (gain) loss on long-term debt and lease liabilities	16.1	(78.6)
(Gain) loss on NCIB	(1.8)	21.3
Depreciation of intangible assets related to business combinations	1.1	1.1
Transaction costs on long-term debt [2]	—	44.3
Transaction costs and other related expenses [3]	—	0.2
Evinrude outboard engine wind-down [4]	—	0.7
Restructuring and related costs [5]	—	(0.1)
Other	1.3	—
Income tax adjustment [1] [6]	(0.6)	(11.3)
Normalized net income [1]	137.1	222.0
Normalized income tax expense [1]	49.3	77.0
Financing costs adjusted	16.5	17.1
Financing income adjusted	(1.0)	(1.2)
Depreciation expense adjusted	70.2	64.1
Normalized EBITDA [1]	$272.1	$379.0

[1]	See “Non-IFRS Measures” section.

[2]

During Fiscal 2022, the Company incurred a prepayment premium of $15.1 million and derecognized unamortized transaction costs of $29.2 million related to the full repayment of its outstanding U.S. $597.0 million Term Loan B-2.

[3]	Costs related to business combinations.

[4]	The Company incurred costs related to the wind-down of the outboard engine production such as, but not limited to, idle costs and other exit costs.

[5]

The Company is involved, from time to time, in restructuring and reorganization activities in order to gain flexibility and improve efficiency. The costs related to these activities are mainly composed of severance costs and retention salaries.

[6]	Income tax adjustment is related to income tax on Normalized elements subject to tax and for which income tax has been recognized.

	Three-month periods ended
(in millions of Canadian dollars, except per share data)	April 30, 2022	April 30, 2021
Depreciation expense reconciliation
Depreciation expense	$71.3	$65.8
Depreciation of intangible assets related to business combinations	1.1	1.1
Evinrude outboard engine wind-down [2]	—	0.6
Depreciation expense adjusted	$70.2	$64.1

Income tax expense reconciliation
Income tax expense	$48.7	$65.7
Income tax adjustment [3]	(0.6)	(11.3)
Normalized income tax expense [1]	$49.3	$77.0

Financing costs reconciliation
Financing costs	$16.5	$82.7
Transaction costs on long-term debt [4]	—	44.3
Loss on NCIB	—	21.3
Financing costs adjusted	$16.5	$17.1

Financing income reconciliation
Financing income	$(2.8)	$(1.2)
Gain on NCIB	(1.8)	—
Financing income adjusted	$(1.0)	$(1.2)

Normalized EPS - diluted [1] calculation
Normalized net income [1]	$137.1	$222.0
Non-controlling interests	0.1	0.2
Weighted average number of shares - Diluted	82,701,016	87,606,457
Normalized EPS - diluted [1]	$1.66	$2.53

[1]	See “Non-IFRS Measures” section.

[2]

During the three-month periods ended April 30, 2022 and 2021, the Company incurred costs related to the wind-down of the outboard engine production such as, but not limited to, idle costs and other exit costs.

[3]	Income tax adjustment is related to income tax on Normalized elements subject to tax and for which income tax has been recognized.

[4]

During Fiscal 2022, the Company incurred a prepayment premium of $15.1 million and derecognized unamortized transaction costs of $29.2 million related to the full repayment of its outstanding U.S. $597.0 million Term Loan B-2.

For media enquiries:	For investor relations:

Biliana Necheva	Philippe Deschênes
Media Relations	Investor Relations
media@brp.com	Tel.: 450.532.6462
philippe.deschenes@brp.com